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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

LEAPNET, INC.
(Name of Subject Company)

LEAPNET, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

521864 20 7
(CUSIP Number of Class Securities)

Stephen J. Tober
President
Leapnet, Inc.
420 West Huron Street
Chicago, Illinois 60610
(312) 528-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Copies to:

Jones, Day, Reavis & Pogue
Attn: Timothy J. Melton, Esq.
77 West Wacker Drive
Chicago, Illinois 60601
(312) 269-4154

Item 1.  Subject Company Information.

    (a) The name of the subject company is Leapnet, Inc., a Delaware corporation (the "Company" or "Leapnet"). The address of its principal executive offices is 420 West Huron Street, Chicago, Illinois 60610. The phone number for its principal executive offices is (312) 528-2400.

    (b) The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Shares"). As of November 30, 2001, there were 5,840,992 Shares outstanding.

Item 2.  Identity and Background of Filing Person.

    (a) Name and Business Address of Person Filing this Statement.

    The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company's website address is www.leapnet.com. The information on the Company's Web site should not be considered a part of this Statement.

    (b) Tender Offer of the Bidder.

    This Statement relates to the offer by SPRI Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of SPRI, LTD., a Delaware corporation ("SPRI"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934) filed with the Securities and Exchange Commission (the "SEC") on December 13, 2001. According to the Schedule TO, the Purchaser is offering to acquire any and all of the outstanding Shares not owned by SPRI, the Purchaser or their respective affiliates, for an amount equal to $1.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). As of November 30, 2001, SPRI, or its executive officers or directors, beneficially owned approximately 874,906 Shares, representing in the aggregate approximately 15% of the combined voting power of all classes of capital stock of Leapnet.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 21, 2001 (the "Merger Agreement"), by and among SPRI, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, following the completion of the Offer and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by SPRI, the Purchaser and their respective affiliates, (ii) Leapnet or (iii) Shares held by stockholders exercising appraisal rights), will be converted into the right to receive $1.85 per Share, without interest. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of SPRI.

    According to the Schedule TO, the address of the principal executive offices of SPRI is 420 West Huron Street, Chicago, Illinois 60610, and the address of the Purchaser is 420 West Huron Street, Chicago, Illinois 60610.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

    Except as described in this Statement or incorporated herein by reference, to the knowledge of Leapnet, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) SPRI, the Purchaser or any of their respective executive officers, directors or affiliates.

  Arrangements with Executive Officers, Directors or Affiliates of the Company.

    Certain contracts, agreements, arrangements and understandings between Leapnet and its executive officers, directors and affiliates are described under the captions "Current Directors and Executive Officers of the Company," "Voting Securities and Security Ownership by Certain Persons and Management" and "Executive Compensation and Certain Transactions" of the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex A and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9. The information set forth under the captions "Special Factors—Related Party Transactions" and "Special Factors—Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

  Stock Option Plans.

    The Merger Agreement provides that each holder of an outstanding option to purchase Shares under any plan, program or arrangement of Leapnet (collectively, the "Stock Option Plans"), whether or not then exercisable (individually, an "Option" and collectively, the "Options"), will receive for each share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"). Upon receipt of such Option Consideration, or if the difference between the Offer Price and the exercise price of any Option is not a positive number, each such Option shall be deemed canceled to the extent provided in the Stock Option Plans. Either prior to or as soon as practicable following the consummation of the Offer, the Leapnet Board (or, if appropriate, any committee of the Leapnet Board administering the Stock Option Plans) will adopt such resolutions or take other such actions as are required to cause any Options that are not exercisable as of the date of the Merger Agreement to become exercisable at the Effective Time.

    Under the Merger Agreement, the obligation to make the cash payment described above is subject to the obtaining of any necessary consents of optionees to the cancellation of the applicable Options and shall not require any action that violates any of the Stock Option Plans. Upon the purchase of Shares pursuant to the consummation of the Offer, Leapnet is required to use its reasonable efforts to adopt such amendments, modifications or resolutions of the Leapnet Board with respect to the Stock Option Plans as may be permitted thereunder to provide that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of SPRI, Purchaser, Leapnet or the surviving corporation in the Merger and to terminate all such plans. The Merger Agreement provides that SPRI and Purchaser and their respective affiliates will cooperate with Leapnet with respect to any such steps, including, without limitation, by causing any notices required by the Stock Option Plans to be delivered to participants of such plans. However, the failure of Leapnet to cause any of the actions set forth above to be taken, including, without limitation, with respect to termination of the Stock Option Plans or cancellation of the Options, will not constitute a breach of the terms of, or a default under, the Merger Agreement.

  Certain Arrangements between the Company and SPRI.

    The information set forth under "Introduction," "Special Factors—Background of the Offer and the Merger," "Special Factors—Recommendation of the Special Committee and the Leapnet Board," "Special Factors—Fairness of the Offer and the Merger," "Special Factors—Opinion of the Financial Advisor to the Special Committee," "Special Factors—The Merger Agreement," "Special Factors—Beneficial Ownership of the Common Stock," "Special Factors—Transactions and Arrangements Concerning the Common Stock," "Special Factors—Related Party Transactions," "Special Factors—Interests of Certain Persons in the Offer and the Merger," "The Tender Offer—Section 7—Certain Information Concerning Leapnet" and "The Tender Offer—Section 8—Certain Information Concerning the Purchaser and SPRI" in the Offer to Purchase is incorporated herein by reference.

  Interests of Certain Persons in the Offer and the Merger.

    In considering the recommendations of the Board of Directors of Leapnet (the "Leapnet Board") and the special committee (the "Special Committee") of the Leapnet Board with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of SPRI, Purchaser and Leapnet have interests in the Offer and the Merger that are described in the sections of the Offer to Purchase listed below and that may present them with certain actual and potential conflicts of interest.

    The information contained under "Special Factors—Beneficial Ownership of the Common Stock," "Special Factors—Transactions and Arrangements Concerning the Common Stock," "Special Factors—Related Party Transactions" and "Special Factors—Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

    The Special Committee and the Leapnet Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation/Recommendation—Background and Reasons for the Recommendation."

    If the directors and executive officers of the Company (other than Robert and David Figliulo, who will contribute their Shares to the Purchaser pursuant to the Contribution and Stockholder Support Agreement, dated as of December 6, 2001 (the "Contribution Agreement"), by and among SPRI, the Purchaser and the stockholders of Leapnet named therein) who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the same consideration for their Shares on the same terms and conditions as the other public stockholders.

Item 4.  The Solicitation or Recommendation.

    (a) Solicitation/Recommendation.

    Recommendation of the Special Committee. The Special Committee, during a meeting held on November 21, 2001, (i) determined that it would be advisable and is in the best interests of Leapnet and the Leapnet stockholders (other than SPRI, the Purchaser and their respective affiliates) to consummate the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, should be approved and declared advisable by the Leapnet Board and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Leapnet stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement if submitted for their approval. The Special Committee recommends that stockholders accept the Offer and tender their Shares in the Offer.

    Recommendation of the Leapnet Board. In a unanimous written consent dated November 21, 2001, the Leapnet Board, based upon the unanimous recommendation of the Special Committee, (1) determined that it would be advisable and is in the best interests of Leapnet and the Leapnet stockholders (other than SPRI, the Purchaser and their respective affiliates) to consummate the Offer and the Merger, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, and (3) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Leapnet stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement if submitted for their approval. The Leapnet Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

    A letter of transmittal; letter to Leapnet's stockholders; a letter to brokers, dealers, commercial banks, trust companies and nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees; and a joint press release announcing the execution of the Merger Agreement are filed as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 hereto, respectively, and are incorporated herein by reference.

    (b) Background and Reasons for the Recommendation.

    The reasons for the recommendation described above are set forth under "Introduction," "Special Factors—Background of the Offer and the Merger," "Special Factors—Recommendation of the Special Committee and the Leapnet Board," "Special Factors—Fairness of the Offer and the Merger" and "Special Factors—Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase, and are incorporated herein by reference.

    (c) Intent to Tender.

    To the knowledge of the Company, as of the date hereof, each of its executive officers and directors, other than Robert and David Figliulo, who will contribute their Shares to the Purchaser pursuant to the Contribution Agreement, and those individuals, if any, for whom the tender of Shares could cause liability for them under the provisions of Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act") or to the extent their Shares are restricted Shares, intends to tender all of his or her Shares pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

    The information contained under "Special Factors—Background of the Offer and the Merger," "Special Factors—Recommendation of the Special Committee and the Leapnet Board," "Special Factors—Fairness of the Offer and the Merger," "Special Factors—Opinion of the Financial Advisor to the Special Committee" and "The Tender Offer—Section 14—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    Pursuant to the engagement letter dated as of August 24, 2001 between Leapnet and George K. Baum, if the Merger is consummated, George K. Baum will receive a fee of $300,000, payable at closing, subject to an offset of $75,000 previously paid for strategic advisory services and $50,000 previously paid for rendering the fairness opinion attached to this Statement as Annex B, which was delivered to the Special Committee at the time the Merger Agreement was executed. The aggregate of $125,000 previously paid to George K. Baum by Leapnet was not contingent upon completion of the Offer or the Merger. Leapnet has also agreed to reimburse George K. Baum for all out-of-pocket expenses reasonably incurred in connection with its engagement. In addition, Leapnet has agreed to indemnify George K. Baum and its affiliates, their respective principals, partners, directors, officers, agents, employees, counsel, each person, if any, controlling George K. Baum or any of its affiliates, and the successors, assigns, heirs and personal representatives of any of the foregoing, against certain losses arising out of George K. Baum's engagement.

    Neither Leapnet nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Leapnet on its behalf with respect to the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

    The information contained under "Special Factors—The Merger Agreement," "Special Factors—Beneficial Ownership of the Common Stock" and "Special Factors—Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

Item 7.  Purposes of the Transaction and Plans or Proposals.

    As described under Item 4 above, Leapnet has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, Leapnet.

    Except as set forth in this Statement, Leapnet is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Leapnet or any subsidiary of Leapnet; (b) a tender offer for or other acquisition of Leapnet's securities by Leapnet, any subsidiary of Leapnet or any other person; (c) a purchase, sale or transfer of a material amount of assets of Leapnet or any subsidiary of Leapnet; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Leapnet.

    Except as set forth in this Statement, there are no transactions, resolutions of the Leapnet Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

    The information contained in the Offer to Purchase filed as Exhibit 99.1 hereto is incorporated herein by reference.

Item 9.  Exhibits.

Exhibit Number	Description
99.1	Offer to Purchase, dated December 13, 2001.+
99.2	Letter of Transmittal.+
99.3	Letter to Stockholders of Leapnet, Inc., dated December 13, 2001.+
99.4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.+
99.5	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.+
99.6	Joint Press Release issued by Leapnet, Inc. and SPRI, LTD. on November 21, 2001.*
99.7
Agreement and Plan of Merger, dated as of November 21, 2001, by and among SPRI, LTD., SPRI Acquisition Corp. and Leapnet, Inc. (included as Annex A to the Offer to Purchase filed as Exhibit 99.1 hereto).
99.8	Letter agreement, dated as of November 21, 2001, by and among Leapnet, Inc., Robert M. Figliulo and David A. Figliulo.
99.9
Contribution and Stockholder Support Agreement, dated as of December 6, 2001, by and among Leapnet, Inc., SPRI, LTD., SPRI Acquisition Corp. and the stockholders of Leapnet, Inc. set forth on the signature pages thereto.
99.10	The Information Statement of Leapnet, Inc. pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, dated December 13, 2001 (included as Annex A hereto).+
99.11	Opinion of George K. Baum & Company, dated November 21, 2001 (included as Annex B hereto).+

+
Included with the Schedule 14D-9 mailed to Leapnet, Inc.'s stockholders.

*
Incorporated by reference to Leapnet, Inc.'s current report on Form 8-K dated November 21, 2001 (Commission File No. 0-20835), which was filed by Leapnet with the SEC on November 23, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPNET, INC.
By:	/s/ STEPHEN J. TOBER
Name: Stephen J. Tober Title: President and Chief Operating Officer

Dated December 13, 2001

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Offer to Purchase, dated December 13, 2001.+
99.2	Letter of Transmittal.+
99.3	Letter to Stockholders of Leapnet, Inc., dated December 13, 2001.+
99.4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.+
99.5	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.+
99.6	Joint Press Release issued by Leapnet, Inc. and SPRI, LTD. on November 21, 2001.*
99.7
Agreement and Plan of Merger, dated as of November 21, 2001, by and among SPRI, LTD., SPRI Acquisition Corp. and Leapnet, Inc. (included as Annex A to the Offer to Purchase filed as Exhibit 99.1 hereto).
99.8	Letter agreement, dated as of November 21, 2001, by and among Leapnet, Inc., Robert M. Figliulo and David A. Figliulo.
99.9
Contribution and Stockholder Support Agreement, dated as of December 6, 2001, by and among Leapnet, Inc., SPRI, LTD., SPRI Acquisition Corp. and the stockholders of Leapnet, Inc. set forth on the signature pages thereto.
99.10	The Information Statement of Leapnet, Inc. pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, dated December 13, 2001 (included as Annex A hereto).+
99.11	Opinion of George K. Baum & Company, dated November 21, 2001 (included as Annex B hereto).+

+
Included with the Schedule 14D-9 mailed to Leapnet, Inc.'s stockholders.

*
Incorporated by reference to Leapnet, Inc.'s current report on Form 8-K dated November 21, 2001 (Commission File No. 0-20835), which was filed by Leapnet with the SEC on November 23, 2001.

ANNEX A

    LEAPNET, INC
420 WEST HURON STREET
CHICAGO, ILLINOIS 60610

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about December 13, 2001 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 dated December 13, 2001 (the "Schedule 14D-9") of Leapnet, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by SPRI, LTD., a Delaware corporation ("Purchaser"), to a majority of seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein that are not otherwise defined have the meanings assigned to those terms in the Schedule 14D-9.

    On November 21, 2001, Purchaser, SPRI Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") setting forth the terms and conditions on which Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, Eastern Standard time, on January 14, 2002, unless the Offer is extended.

    The Merger Agreement requires the Company to use reasonable best efforts to cause the directors designated by Purchaser (the "Purchaser Designees") to be elected to the Board under the circumstances described therein following the consummation of the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement concerning Purchaser and Merger Sub and the Purchaser Designees has been furnished to the Company by Purchaser and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of that information.

GENERAL INFORMATION CONCERNING THE COMPANY

    The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of November 30, 2001, there were 5,840,992 shares of Common Stock outstanding. The Board is divided into three classes and presently consists of seven members. At each annual meeting of stockholders, successors to the class of directors whose term expires at that Annual Meeting are elected for a three-year term.

INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

    The Merger Agreement provides that, upon the purchase by Merger Sub of shares of Common Stock pursuant to the consummation of the Offer, at the election and request of the Purchaser, Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board that gives Purchaser representation on the Board that equals the product of (1) the total number of directors on the Board and (2) the percentage that the number of shares of

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Common Stock purchased by Purchaser or Merger Sub or any other affiliate of Purchaser bears to the aggregate number of shares of Common Stock then outstanding. The Company shall be obligated to promptly take all actions necessary to cause the Purchaser Designees to be so elected, including increasing the size of the board or securing the resignations of incumbent directors, or both, subject to compliance with Section 14(f) of the Exchange Act. Not withstanding this requirement, the parties to the Merger Agreement have agreed to use their reasonable best efforts to ensure that at least three of the members of the Board shall at all times prior to the effective time of the merger contemplated by the Merger Agreement be directors that were not designated by Purchaser.

    Following the election or appointment of the Purchaser Designees and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who are not designated by Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other action of Purchaser or Merger Sub, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company. Notwithstanding the foregoing, the Board shall not take any action to dissolve the Special Committee prior to the Effective Time and the approval or consent of the Special Committee must be obtained where specifically required by the Merger Agreement.

    Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. Purchaser has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

Name	Age	Within the Past Five Years Material Occupations
Stephen Burt	36	Mr. Burt serves as Managing Director of Duff & Phelps, LLC, which he joined in 1993. He was previously employed with Harris Bank.
James R. Figliulo	51	Mr. Figliulo is a Managing Partner of the law firm of Figliulo & Silverman, which he co-founded in 1996. This firm handles litigation matters for commercial clients, including the Company and the former SPR, Inc. Prior to forming Figliulo & Silverman, Mr. Figliulo was a partner with Foran & Schultz.
Stephen T. Gambill	51	Mr. Gambill was appointed Vice President and Chief Financial Officer of Leapnet in May 2000. Prior to that time, he served as SPR, Inc's Vice President and Chief Financial Officer since July 1996.
Kevin J. Ventrudo	42	Mr. Ventrudo joined SG Cowen's Chicago office as a Managing Director in 1999. Prior to that, he was a Managing Director in the Chicago office of Salomon Smith Barney and managed Smith Barney's Midwest Investment Banking Group prior to the merger of Salomon Brothers and Smith Barney. From December 1991 until joining Smith Barney in 1994, Mr. Ventrudo was a Managing Director in the Los Angeles office of Sutro & Co. Incorporated.

    Purchaser has advised the Company that none of the Purchaser Designees (1) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws, (2) is currently a director of, or holds any position with, the Company, or (3) has been involved in any transaction with the Company or any of

A–2

its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9. The Company has been advised that, to the best knowledge of the Purchaser, except for approximately 15,000 shares beneficially owned by Mr. Figliulo and 14,278 shares beneficially owned by Mr. Gambill, none of the Purchaser designees beneficially owns any securities (or rights to acquire any securities of the Company) James Figliulo is the brother of Robert and David Figliulo, each an officer and director of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning each of the Company's current directors and executive officers as of November 30, 2001 is as follows:

Name	Director Since	Age	Position(s) Within the Company
Robert M. Figliulo	2000	47	Chairman of the Board, Chief Executive Officer and Director
David A. Figliulo	2000	40	Director and Vice President
Scott Barnum	2000	44	Director
Charles F. Moran	2001	71	Director
Peter Poli	2000	40	Director
Charles J. Ruder	1997	64	Director
Steven J. Tober	2000	37	Director, President and Chief Operating Officer
Stephen T. Gambill	—	51	Vice President and Chief Financial Officer

Directors

    Robert M. Figliulo was appointed Chairman of the Board of Directors in November 2000, and he has served as Chief Executive Officer of Leapnet since May 2000. He had served as Chairman and Chief Executive Officer of SPR Inc. since June 1997 and previously served as President and Chairman of SPR Chicago. Since joining SPR in May 1976, Mr. Figliulo has held numerous positions, including Programmer/Analyst, Account Manager, General Manager of both the Tulsa and Chicago offices and Vice President of Marketing. Mr. Figliulo received a Masters in Business Administration from the University of Chicago in 1987.

    David A. Figliulo was appointed a director of Leapnet in August 2000. Mr. Figliulo was appointed Vice President—Sales of Leapnet in May 2000. Prior to that time, he served as a director of SPR Inc. and an Executive Vice President since June 1997. Since joining SPR Inc. in July 1989, Mr. Figliulo served as an Account Manager, Vice President of Sales for the Chicago office, and Vice President of the Chicago office. Prior to joining SPR, Mr. Figliulo worked as an Account Manager for Baxter Healthcare, an international pharmaceutical company, in the Oxygen Systems Division, and was recognized as the division's top salesman in the United States in 1987, 1988, and 1989. Mr. Figliulo received a B.A. degree from St. Mary's University in 1983.

    Scott Barnum joined Leapnet's Board of Directors in May 2000. From January 1999 through February 2000, Mr. Barnum served as Vice President/General Manager—International for e-Bay, Inc. Mr. Barnum served as President and Chief Operating Officer of Pete's Brewing Company between July 1997 and August 1998. He also held various general manager positions at Miller Brewing Company from August 1993 through July 1997. He presently serves as a director of Pyramid Breweries, Inc., and he also serves as a director or advisory board member of several private companies in the technology and consumer products industries. Mr. Barnum received a Masters in Business Administration from Columbia University in 1982 and a Bachelor's of Business Administration from Pacific Lutheran University in 1977.

A–3

    Charles F. Moran was elected to Leapnet's Board of Directors in July 2001. He served as Senior Vice President—Administration of Sears, Roebuck and Co. from 1989 to 1993, where he was also a member of Sears Management Committee. In this capacity, Mr. Moran's responsibilities included Corporate Operations, Real Estate, Technology, Human Resources and Public Affairs Functions. Mr. Moran also served as Senior Vice President and Chief Information Officer for Sears Roebuck and Co. from 1988-1989. During this period, he developed and implemented the Sears Technology Services Co., combining all voice and data communications, as well as Data Processing for the Sears family of companies. From 1986 to 1988, Mr. Moran was the Senior Executive Vice President and Chief Administrative Officer of Dean Witter Financial Services Group and Discover Card. During his career, he held a number of senior positions at Sears including President, Sears World Trade, Inc.; Vice President, Corporate Planning and Vice President, Operations. Mr. Moran's career with Sears, Roebuck and Co. began in 1954 and extended through the end of 1993, when he retired. He presently serves as a director for Morgan Stanley Dean Witter Trust Company, Discover Bank Company (Delaware), New Castle Trust Company (Delaware), International Insurance Company, Advantica Restaurant Group, Inc., FRD Acquisition Company,West Side Affordable Housing, Inc., and Homan Arthington Foundation. Mr. Moran received a Masters in Business Administration from Fairleigh Dickinson University and a BA degree from Drew University.

    Peter Poli joined Leapnet's Board of Directors in May 2000. He is the Chief Financial Officer and Secretary for Chicago based I-Works, Inc., an internet infrastructure firm that develops web sites for small businesses. He served as the Vice President and Chief Financial Officer of FTD.COM from April 1999 until April 2000. Prior to joining FTD.COM, Mr. Poli was Chief Financial Officer of Discover Brokerage Direct, Inc., an internet brokerage firm that is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., from March 1997 to April 1999. He was also a director of Discover Brokerage Direct from July 1998 to April 1999. From 1987 until he joined Discover Brokerage Direct, Mr. Poli served in various capacities at Dean Witter Reynolds Inc., an investment banking firm. Mr. Poli received an A.B. from Brown University in 1983 and an M.B.A. from Harvard Business School in 1987.

    Charles J. Ruder joined Leapnet's Board of Directors in September 1997. Mr. Ruder served as the President and Chief Executive Officer of the Chicago United Way/Crusade of Mercy for the greater Chicagoland area from 1994 to 1996, when he retired. Mr. Ruder worked at Sears, Roebuck and Co. from 1959 to 1993 in many management capacities, including Vice President of Public Affairs from 1985 to 1993. Prior to that time, he served as region manager for stores located in the Washington, D.C. area and prior to that for the Minnesota area. Mr. Ruder received a Bachelor of Science from Northern Illinois University in 1959.

    Stephen J. Tober was appointed Director, President, and Chief Operating Officer of Leapnet in May 2000. Mr. Tober had served as SPR Inc.'s Chief Operating Officer since June 1998 and as Executive Vice-President—Finance and Business Development since June 1997. Mr. Tober worked in the investment banking division of Salomon Smith Barney from 1995 through 1997. From 1991 through 1995, Mr. Tober worked in the corporate finance group of the law firm Latham & Watkins. Mr. Tober received a J.D. degree from the University of Virginia School of Law in 1991 and a B.A. degree from Amherst College in 1987.

Executive Officer

    Stephen T. Gambill was appointed Vice President and Chief Financial Officer of Leapnet in May 2000. Prior to that time, he served as SPR Inc.'s Vice President and Chief Financial Officer since July 1996. From 1982 through July 1996, Mr. Gambill, a certified public accountant, held various financial management positions within Natural Gas Pipeline Company of America, a large natural gas pipeline, and most recently served as its Director of Accounting. Prior to 1982, he held various auditing positions with public accounting firms of Coopers and Lybrand and Deloitte,

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Haskins & Sells. Mr. Gambill is a C.P.A. and received an M.B.A. from the University of Chicago in 1987 and a B.S. in Accounting from the University of Illinois in 1972.

Committees and Meetings of the Board

    The Company has standing Audit, Compensation and Stock Committees. The Company does not have a nomination committee. The Board may establish such other committees as are deemed necessary and appropriate from time to time.

    Audit Committee.  The Audit Committee is presently composed of Peter Poli, Charles F. Moran, and Charles J. Ruder. Mr. Poli serves as Chairman of the Committee. In May 2000, Mr. Gregory Garville resigned from the Committee, and Mr. Poli was appointed to the Committee. In July 2000, Mr. John G. Keane resigned from the Committee, and Mr. Moran was appointed to the Committee. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of Leapnet's internal accounting controls.

    Compensation Committee.  The Compensation Committee is presently composed of Charles J. Ruder, Scott Barnum, and Charles F. Moran. Mr. Ruder serves as the Chairman of the Committee. In May 2000, Mr. Barnum and Mr. Robert M. Figliulo were appointed to the Committee. In July 2000, Mr. Keane resigned from the Committee. In October 2000, Mr. Robert M. Figliulo and Mr. Frederick Smith resigned from the Committee, and in November 2000 Mr. Moran was appointed to the Committee. The Compensation Committee determines the compensation of Leapnet's Executive Officers and makes recommendations concerning the grant of options to purchase shares of Leapnet's stock under Leapnet's Employee Incentive Compensation Plan.

    Stock Committee.  The Stock Committee is presently comprised of Stephen J. Tober and Charles J. Ruder. In May 2000, Mr. Tober was appointed to the Committee and Mr. Garville resigned from the Committee. In November 2000, Mr. Frederick Smith resigned from the Committee. The Stock Committee is responsible for the administration of Leapnet's 1996 Stock Option Plan, Employee Incentive Compensation Plan and Employee Stock Purchase Plan.

    The Board held seven meetings in the eleven month period ending December 31, 2000. Each of the then current directors attended one hundred percent (100%) of the meetings held during the period in which he served as a director. The Audit and Compensation Committees met two times during the eleven month period ending December 31, 2000, and all of the then current members of each committee attended all the meetings. The Stock Committee did not meet during the eleven month period ending December 31, 2000. The Board of Directors approved stock options granted during that period.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth certain information regarding beneficial ownership of the Common Stock as of November 30, 2001 by (1) each person who is known by Leapnet to beneficially own

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more than 5% of the outstanding shares of Common Stock, (2) each director of Leapnet, (3) each executive officer of Leapnet and (4) all directors and executive officers of Leapnet as a group.

	Shares Owned
Name of Beneficial Owners (1)	Number of Shares (2)	Percentage of Class
Mickelberry Communications Incorporated (3)	545,364	9.1%
Robert M. Figliulo(4)	517,775	8.7
David A. Figliulo(5)	357,131	6.0
T. Rowe Price & Associates, Inc.(6)	314,758	5.3
Stephen J. Tober (7)	76,689	1.3
Charles J. Ruder (8)	15,400	*
Stephen T. Gambill (9)	14,278	*
Scott Barnum(10)	7,300	*
Peter Poli(11)	7,300	*
Charles F. Moran(12)	7,300	*
Executive officers and directors as a group (8 persons) (13)	1,863,295	31.2%

*
Less than one percent.
(1)
Unless otherwise noted below, the address of each person listed is: c/o Leapnet, Inc., 420 West Huron Street, Chicago, Illinois 60610.
(2)
Unless otherwise noted below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Reflects the one-for-five reverse stock split of common stock effected in June 2001.
(3)
Based on Schedule 13D/A filed November 7, 2001, by Mickelberry and James C. Marlas. The address of Mickelberry is 405 Park Avenue, New York, New York 10017. Mickelberry has sole voting power over all of these shares. Does not include 50,000 shares beneficially owned by James C. Marlas, the principal shareholder of Mickelberry. Mr. Marlas may be deemed to beneficially own the common stock owned by Mickelberry by virtue of his relationship to Mickelberry. Mr. Marlas expressly disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(4)
Includes 119,177 shares owned by the Robert M. Figliulo Grantor Retained Annuity Trust, for which Robert M. Figliulo serves as sole trustee and has sole investment and voting discretion, includes 53,995 shares owned by Figliulo Family Associates II L.P., a Delaware limited partnership, of which partnership Robert M. Figliulo is a general partner, serves as trustee and has sole investment and voting discretion, and includes 13,020 shares owned by the Robert M. and Kim M. Figliulo Family Foundation, for which Robert M. Figliulo serves as trustee and has sole investment and voting discretion. Includes 6,075 shares issuable pursuant to options exercisable within 60 days.
(5)
Includes 108,443 shares owned by the David A. Figliulo Grantor Retained Annuity Trust, for which David A. Figliulo serves as sole trustee and has sole investment and voting discretion. Does not include an aggregate of 12,138 shares held by Figliulo Family Associates, L.P., a Delaware limited partnership, of which partnership Mr. Figliulo is a general partner. Mr. Figliulo disclaims beneficial ownership of such shares. Includes 4,340 shares issuable pursuant to options exercisable within 60 days.
(6)
Based on Schedule 13G dated February 8, 2001, jointly filed by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. The address of these companies is 100 E. Pratt Street, Baltimore, Maryland 21202. T. Rowe Price has sole voting power over all of these shares.

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(7)
Represents shares issuable pursuant to options exercisable within 60 days.
(8)
Includes 15,400 shares issuable pursuant to options exercisable within 60 days.
(9)
Includes 11,893 shares issuable pursuant to options exercisable within 60 days.
(10)
Represents shares issuable pursuant to options exercisable within 60 days.
(11)
Represents shares issuable pursuant to options exercisable within 60 days.
(12)
Represents shares issuable pursuant to options exercisable within 60 days.
(13)
The shares shown include 135,997 shares issuable pursuant to options exercisable within 60 days.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and holders of 10% or more of the outstanding shares of Common Stock (collectively, "Reporting Persons") to file an initial report of ownership (Form 3) and reports of changes of ownership (Forms 4 and 5) of Common Stock with the SEC. Such persons are required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of Section 16(a) reports furnished to the Company for 2000 and written representations from Reporting Persons that no other reports were required, the Company believes that all the Reporting Persons complied with all applicable filing requirements for 2000.

EXECUTIVE COMPENSATION AND CERTAIN TRANSACTIONS

Summary Compensation Table

    The following table sets forth information with respect to the cash compensation paid during each of the last three fiscal years to the officers who acted as Leapnet's Chief Executive Officer, its other current executive officers, and two former executive officers who received the highest compensation for the eleven month period ending December 31, 2000 (each, a "Named Executive

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Officer" and collectively, the "Named Executive Officers"). The amounts shown include compensation for services in all capacities provided to the Company.

			Annual Compensation
						Securities Underlying Options (#)	All Other Compensation($)(2)
	Year		Salary ($)		Bonus ($)
Robert M. Figliulo Chairman of the Board and Chief Executive Officer	2000 1999 1998	(2)	179,808 — —		0 — —	0 — —	9,800 — —	(3)
Stephen J. Tober President and Chief Operating Officer	2000 1999 1998		130,769 — —		0 — —	0 — —	8,790 — —	(4)
David A. Figliulo Vice President—Sales	2000 1999 1998	(2)	130,769 — —		0 — —	0 — —	13,419 — —	(5)
Stephen T. Gambill Vice President and Chief Financial Officer	2000 1999 1998	(2)	104,615 — —		0 — —	0 — —	6,664 — —	(6)
Frederick Smith Former Chairman of the Board and Chief Executive Officer	2000 1999 1998		738,462 200,000 52,000	(7) (8)	0 0 0	0 0 0	2,000 0 0	(9)
Thomas R. Sharbaugh(10) President of Planet Leap, Inc.	2000 1999 1998		184,615 200,000 52,000	(8)	0 0 0	0 20,000 0	2,000 0 0	(9)
Robert C. Bramlette Chief Legal and Strategic Officer	2000 1999 1998		139,231 140,562 127,846		3,000 0 0	0 16,000 15,000	2,00 0 0	(9)

(1)
In May, 2000, Leapnet changed its reporting period from a fiscal year ending January 31 to a calendar year ending December 31. The payments reflected in this table for 2000 are for the period February 1, 2000 through December 31, 2000; for 1999 are or the period February 1, 1999 through January 31, 2000; for 1998 are for the period February 1, 1998 through January 31, 1999.
(2)
Messrs. Robert M. Figliulo, Tober, David A. Figliulo, and Gambill joined Leapnet in May, 2000.
(3)
Automobile lease payments made in 2000.
(4)
Automobile lease payments made in 2000.
(5)
Automobile lease payments made in 2000
(6)
Automobile lease payments made in 2000.
(7)
Mr. Smith resigned from Leapnet in November, 2000, and this amount includes a severance payment.
(8)
Messrs. Smith and Sharbaugh voluntarily reduced their salaries during fiscal 1999.
(9)
Matching payments under Leapnet's 401(k) plan in 2000.
(10)
Mr. Sharbaugh resigned from Leapnet in April, 2001.

Stock Option Grants in the Last Fiscal Year

    No stock option grants or stock appreciation rights were granted to the Named Executive Officers during the eleven month period ended December 31, 2000.

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Option Exercises in the Last Fiscal Year and Year-End Option Values

    The Leapnet Named Executive Officers did not exercise any options in fiscal 2000. The following table provides information regarding the number and value of unexercised options of Leapnet Named Executive Officers at December 31, 2000.

	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End(#)	Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)(1)
	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Robert M. Figliulo	1,302/22,568	0/0
Stephen J. Tober	73,217/16,492	0/0
David A. Figliulo	868/16,492	0/0
Thomas R. Sharbaugh	373,333/6,667	0/0
Stephen T. Gambill	10,631/6,076	0/0
Robert C. Bramlette	27,083/6,667	0/0

Compensation of Directors

    Leapnet pays a fee of $2,000 per Board meeting attended, $1,000 per telephonic Board meeting attended and $500 per Committee meeting attended to its directors who are not employees of Leapnet. Mr. Gier received $9,000 for meetings attended during the eleven month period ending December 31, 2000. The Directors may elect to receive options in lieu of the cash payment. Leapnet reimburses such Directors for travel and lodging expenses incurred in connection with their activities on behalf of Leapnet. During the eleven month period ending December 31, 2000, Messrs. Barnum, Garville, Keane, Moran, Poli, and Ruder were granted options to purchase 3,400 shares, 200 shares, 600 shares, 3,000 shares, 3,400 shares, and 2,800 shares of Common Stock, respectively, pursuant to the Non-Employee Directors' Stock Option Plan.

Employment Agreements

    In May 1, 2000, a wholly owned subsidiary of Leapnet merged with and into SPR Inc. SPR Inc. became a subsidiary of Leapnet, Inc. and changed its name to Leapnet I, Inc. Leapnet I has entered into substantially identical employment agreements with Robert M. Figliulo, Stephen J. Tober, David A. Figliulo, and Stephen T. Gambill. The agreements provide that upon termination of employment by Leapnet I, other than for Cause (as defined in the agreements), death or retirement, the company will pay the executive an amount equal to no more than the executive's annual base compensation in effect at the time of termination. The agreements also generally provide that in the event of a change in control (as defined in the agreements) and the occurrence of certain events, and to the extent deductible under the then applicable tax laws, Leapnet I will pay the executive a payment equal to the sum of: (i) the executive's most recent base annual compensation and annual bonus for the fiscal year prior to the date of the change in control; plus (ii) the cash value of the insurance protection (including dependent coverage) then in effect with respect to Leapnet I's health insurance plan, based upon the cost of such insurance to Leapnet I for a 12-month period following the change in control date. The agreements also contain noncompetition, nonsolicitation, and nondisclosure covenants. The employment agreements for Messrs. Robert M. Figliulo, David A. Figliulo, and Stephen J. Tober were amended on January 27, 2000 to preserve their target bonus program after the merger by substituting Leapnet stock for SPR stock.

Certain Transactions

    On February 2, 1998, Leapnet received proceeds of a loan from Alliance Banking Company of New Buffalo, Michigan, in the amount of $665,000 that is secured by a mortgage on the property

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located at 22 West Hubbard, Chicago, IL, 60610. The loan was due on January 27, 2001. The full amount of such indebtedness was personally guaranteed by Mr. Frederick Smith. The loan was approved by all of the directors; however, R. Steven Lutterbach, then a director of Leapnet, did not vote because he is a significant stockholder in Alliance. On March 3, 2000, the property was sold, and the loan was paid in full.

    In February, 2000, Mr. Stephen J. Tober borrowed $200,000 from SPR Inc., now known as Leapnet I, Inc., and the loan was approved by the directors of SPR. The promissory note is unsecured, and it provides for interest at the rate of 6% per annum. As of December 31, 2000, $150,000 principal remained outstanding; and as of March 31, 2001, $130,000 principal remained outstanding. Mr. Tober paid interest in the amount of $9,541 during the year 2000, and he paid interest in the amount of $2,117 through March 31, 2001.

    During the eleven month period ending December 31, 2000, Leapnet paid fees of approximately $80,278 to another law firm having a partner who was a stockholder of Leapnet and a brother of certain executive officers of Leapnet. Leapnet has adopted a policy that all transactions with affiliated entities or persons will be on terms no less favorable than could be obtained from unrelated parties and all future transactions between Leapnet and its officers, directors, principal Stockholders and affiliates will be approved by a majority of Leapnet's independent directors.

Compensation Committee Interlocks and Insider Participation

    Messrs. Ruder, Barnum, and Moran are members of the Compensation Committee. Committee members have no "interlocking" relationships as defined by the Securities and Exchange Commission.

Compensation Committee Report On Executive Compensation

    The Compensation Committee met two times during the eleven month period ending December 31, 2000. At the meetings, the Committee reviewed the employment contracts of Named Executive Officers and other senior executives of Leapnet. The salary and bonuses paid to Messrs. Robert M. Figliulo, Stephen J. Tober, and David A. Figliulo, and the salary paid to Stephen T. Gambill followed the amounts due pursuant to these executives agreements described above. The amount paid to Mr. Smith was determined by his employment agreement and his separation agreement.

    The Committee's goal is to provide a compensation package that will enable Leapnet to attract and retain talented executives, reward outstanding performance and link the interests of Leapnet's executives to the interests of Leapnet's Stockholders. The Board of Directors currently intends for all compensation paid to the Named Executive Officers to be tax deductible to Leapnet pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) provides that compensation paid to the Named Executive Officers in excess of $1,000,000 cannot be deducted by Leapnet for federal income tax purposes unless, in general, such compensation is performance based, is established by an independent committee of directors, is objective and the plan or agreement providing for such performance-based compensation has been approved in advance by Stockholders. In the future, however, if, in the judgment of the Board, the benefits to Leapnet of a compensation program that does not satisfy the arbitrary and inflexible conditions of Section 162(m) outweigh the costs to Leapnet of the failure to satisfy these conditions, the Board may adopt such a program.

COMPENSATION COMMITTEE MEMBERS DURING 2000

Charles J. Ruder, Chairman
Scott Barnum
Charles F. Moran

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Performance Graph

$600
$500
$400
$300
$200
$100
$0
09/28/1996
01/31/1997
01/30/1998
01/29/1999
01/31/2000
12/29/2000
201.8
16.1
8.5

Legend

Symbol	CRSP Total Returns Index for:	09/1996	01/1997	01/1998	01/1999	01/2000	12/2000
——— ■	Leapnet, Inc.	100.0	68.3	12.2	28.4	54.6	8.5
— — ★	Nasdaq Stock Market (US Companies)	100.0	112.0	132.2	206.9	323.3	201.8
- - - ▲	Self-Determined Peer Group	100.0	86.6	124.1	286.6	441.3	16.1

Companies in the Self-Determined Peer Group

AGENCY COM LTD
MARCHFIRST INC
RAZORFISH INC
I X L ENTERPRISES INC
ORGANIC INC

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceeding trading day is used.
D. The index level for all series was set to $100.0 on 09/27/1996.

    The total return graph is presented for the approximate 52-month period since Leapnet's initial public offering on September 27, 1996. The total stockholder return assumes that $100 is invested at the beginning of the period in the Common Stock of Leapnet, the Nasdaq National Market Index, and Leapnet's Peer Group. Leapnet's Peer Group is comprised of Agency.com, Ltd., marchFIRST, Inc., iXL Enterprises, Inc., Organic, Inc., and Razorfish, Inc. Leapnet has selected this Peer Group because it includes companies that offer a blend of services similar to the range of services that Leapnet provides. The companies within the Peer Group are of different sizes. Total shareholder return is weighted according to market capitalization so that companies with a larger market capitalization have a greater impact on the Peer Group Index results. Historical stock price performance during the period shown may not be indicative of future stock performance.

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ANNEX B

November 21, 2001

PERSONAL & CONFIDENTIAL

Special Committee of the Board of Directors
Leapnet, Inc.
420 West Huron Street
Chicago, IL 60610

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the Non-affiliated Common Stockholders (as hereinafter defined) of Leapnet, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such stockholders pursuant to the terms and conditions set forth in the Agreement and Plan of Merger dated as of November 21, 2001 (the "Merger Agreement") by and among the Company, SPRI, LTD., a Delaware corporation ("Parent"), and SPRI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), where both such Parent and Purchaser are controlled by Robert Figliulo, the Chairman and Chief Executive Officer of the Company, and David Figliulo, a Director and Vice President of Sales of the Company, who collectively currently own approximately 15.0% of the Company's Common Stock (as hereinafter defined).

    Pursuant to the Merger Agreement, Parent shall cause Purchaser to commence an offer to purchase for cash (the "Tender Offer") all of the issued and outstanding common stock of the Company (the "Shares" or the "Company's Common Stock") at a price of $1.85 per share, net to the current holders of the Company's Common Stock, upon certain terms and subject to certain conditions specified in the Merger Agreement (the "Offer Price"). Subsequent to the Tender Offer and subject to the terms and conditions of the Merger Agreement, the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (i) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger (the "Surviving Corporation"), and (iii) all the property, rights, privileges, powers and franchises and all of the debts, liabilities, obligations, restrictions, disabilities and duties of Purchaser and the Company shall become property, rights, privileges, powers, franchises, debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation. Pursuant to the Merger, each share of the Company's Common Stock (other than cancelled shares or shares held by persons exercising dissenters' rights) shall be entitled to receive an amount equal to the Offer Price, without interest (the "Merger Consideration"). The Offer Price or the Merger Consideration, as the case may be, shall be hereinafter referred to as the "Transaction Consideration". Pursuant to the Merger Agreement, in the event that Parent, the Purchaser, or any other subsidiary of Parent holds at least 90% of the outstanding Shares pursuant to and/or as a result of the Tender Offer, Parent, the Purchaser and the Company shall cause the Merger to become effective without a meeting of the

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Company's stockholders in accordance with Section 253 of the General Corporation Laws of the State of Delaware (the "DGCL"). Pursuant to the Merger Agreement, if Parent, the Purchaser or any other subsidiary of Parent does not hold at least 90% of the Shares pursuant to and/or as a result of the Tender Offer, the Company, acting through its Board of Directors, shall call a special meeting of the Company's stockholders, prepare and file with the Securities and Exchange Commission (the "SEC") a preliminary proxy or information statement relating to the Merger and the Merger Agreement, use its best efforts to solicit from the Company's stockholders proxies in favor of the Merger, and take all other action reasonably necessary or advisable to secure the approval of the Company's stockholders required by the DGCL to effect the Merger. The Merger Agreement, the Tender Offer, the Merger and the transactions contemplated thereby shall be hereinafter referred to as the "Transaction".

    George K. Baum & Company, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. We have been engaged by the Special Committee of the Board of Directors of the Company (the "Special Committee") on behalf of the entire Board of Directors of the Company in connection with the Merger to render an opinion, and we will receive a fee for our services. A significant portion of the fee for our services, but none of the fee relating to this opinion, is contingent upon the consummation of the Merger. In addition, the Company has agreed (i) to reimburse us with respect to certain reasonable out-of-pocket expenses, including without limitation fees and disbursements of legal counsel, and (ii) to indemnify us and certain affiliates against certain liabilities relating to, or arising out of, our engagement, including without limitation certain liabilities under federal securities laws. We have not in the past provided investment banking, financial advisory or other services to the Company or the Special Committee.

    Our opinion addresses only the fairness of the Merger Consideration from a financial point of view to the holders of the Company's Common Stock not affiliated with the Parent or the Purchaser (the "Non-affiliated Common Stockholders") and does not address any other aspect of the Merger, including the Company's underlying business decision to effect the Transaction, or tax consequences. We have not been engaged to independently verify any legal or accounting matters relative to the Merger Agreement, advice with respect to such matters having been provided by the Company's legal and accounting advisors. Our opinion does not constitute a recommendation to any holder of the Company's Common Stock as to how to vote with respect to the Merger, and does not address whether such stockholder should tender or sell shares of the Company's Common Stock in the Tender Offer. In rendering our opinion, we have assumed that each of the parties to the Merger Agreement will comply with all material covenants and agreements set forth in the Merger Agreement and related documents, as applicable, and that the Merger will be validly consummated in accordance with its terms.

    In connection with our opinion, we have, among other things:

  (i)
  Reviewed the terms and conditions describing or otherwise directly relating to the Merger Consideration set forth in the Merger Agreement;

  (ii)
  Reviewed certain publicly available business and historical financial information relating to the Company, including without limitation the Company's Annual Reports, Forms 10-K, Forms 10-Q and other filings with the SEC;

  (iii)
  Reviewed current and historical market prices and trading volumes of the Company's Common Stock;

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  (iv)
  Reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company, as well as estimates, financial forecasts and analyses prepared by the management of the Company that are not publicly available;

  (v)
  Conducted discussions with members of the senior management of the Company;

  (vi)
  Reviewed publicly available financial and stock market data with respect to certain companies in lines of business or of a certain size that we believe to be generally comparable to the Company;

  (vii)
  Reviewed certain recent historical data relating to premiums paid in mergers and acquisitions of publicly traded companies in lines of business or of a certain size we believe to be generally comparable to the Company;

  (viii)
  Reviewed certain recent historical data relating to premiums paid in going private transactions in lines of business or of a certain size we believe to be generally comparable to the Merger; and

  (ix)
  Conducted such other financial studies, analyses, including a liquidation analysis, and investigations, and considered such other information that we deemed necessary or appropriate.

    For purposes of our opinion, we relied upon and assumed, without independent verification of the same, the accuracy and completeness of the financial and other information made available to us. We have not undertaken any independent evaluations or appraisals of any of the Company's assets, properties or liabilities, nor have we made any physical inspection of the properties or assets of the Company for such purposes. We have assumed, and the management of the Company has represented, that the information provided by the Company, including certain internal projections and analyses, had a reasonable basis and reflected the best currently available estimates and judgments of the Company's management as to the recent and likely future performance of the Company or otherwise as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We also have relied on the representation of the Company's management that they were not aware of any information or fact that would make the information provided to us incomplete or misleading.

    Our opinion is based upon the information available to us and the facts and circumstances as they exist, including economic, market and other conditions as in effect on the date of the opinion. Events occurring after such date could materially affect the assumptions used in preparing our opinion, and we undertake no duty or obligation and have no duty or obligation to update or amend our opinion or otherwise advise the Special Committee, or any other party or person of the occurrence of any such events. The description of the analyses set forth herein does not purport to be a complete description of the analyses underlying our opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at our opinion, we do not attribute any particular weight to any analysis or factor we considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, our analysis must be considered as a whole. Selecting portions of our opinion and factors considered by us, without considering all the analysis and factors, could create a misleading or incomplete view of the processes underlying such analyses and our opinion.

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    It is understood that this opinion is for the benefit and use of the Special Committee in connection with, and for purposes of, its evaluation of the Merger. This opinion may not be disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our written consent in each instance and except that this opinion may be referred to in any proxy or information statement, offer to purchase or similar communications with stockholders of the Company pursuant to the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act") so long as any such reference to the opinion or us is in a form reasonably acceptable to us. This opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the SEC and any proxy or information statement, offer to purchase or similar communications with stockholders of the Company pursuant to the Securities Act or the Exchange Act, so long as this opinion is reproduced in full in such filing, and any description of, or reference to, us or a summary of this opinion and/or the related analysis in such filing is in a form reasonably acceptable to us.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Merger Consideration to be received by the Non-affiliated Common Stockholders pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
George K. Baum & Company
By	/s/ JOHN R. MARTIN John R. Martin Managing Director, Investment Banking

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
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